[PACER LETTERHEAD]

CONFIDENTIAL TREATMENT REQUESTED

BY PACER INTERNATIONAL, INC.

April 17, 2007

BY EDGAR

Securities and Exchange Commission

450 Fifth Street, N.W.

Mail Stop 3561

Washington, DC 20549-0305

Attn: Joseph Foti, Senior Assistant Chief Accountant

Re:	Pacer International, Inc.

File No. 000-49828

Form 10-K: For the Fiscal Year Ended December 29, 2006

Ladies and Gentlemen:

Set forth below are the responses of Pacer International, Inc. (the “Company” or “we”), to the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated April 3, 2007 (the “Comment Letter”), with respect to the above-referenced Form 10-K.

For your convenience, we have set forth below the Staff’s comments followed by the Company’s response.

This letter omits confidential information for which we seek confidential treatment under the Freedom of Information Act. Portions of this letter for which confidential treatment is sought are marked as [redacted]. A separate unredacted version of this letter has been delivered to the Staff.

Note 1, Basis of Presentation and Significant Accounting Policies

Goodwill, page F-10

1.

We note that at December 29, 2006, $119.3 million of your goodwill balance was allocated to your logistics segment. You state in your discussion of your “Critical Accounting Policies” in the MD&A section of your Form 10-K that you determine the fair value of your reporting units for purposes of assessing goodwill through the use of an income approach and a market approach. You state further that your

Securities and Exchange Commission

April 17, 2007

CONFIDENTIAL TREATMENT REQUESTED

BY PACER INTERNATIONAL, INC.

income approach is based upon the present value of estimated future cash flows. In this regard, we note that the “Income from Operations” generated by your logistics segment declined from approximately $5.4 million for the fiscal year ending December 30, 2005 to $1.6 million over fiscal year ending December 29, 2006. Furthermore, since the transitioning of a truck brokerage customer to another service provider resulted in 40.9% decrease in revenues generated by the truck brokerage unit of your logistics segment for fiscal year 2006 (as compared to fiscal year 2005), we are unclear to what extent the decline in “Income from Operations” generated by your logistics segment is expected to be reversed in subsequent periods. Given the aforementioned facts, please describe for us in detail the assumptions which you used in determining that the fair value of your logistics segment exceeded the carrying value of the segment (including goodwill) by approximately $23 million. Due to the disparity between that most recent income generated by the operations of your logistics segment and the carrying value of solely the goodwill assigned to that segment, your response should discuss information including, but not limited to, the projected cash flows of the logistics segment, expected growth of such cash flows, the total carrying value of the logistics segment, and qualitative factors considered when performing your goodwill impairment analysis. Please consider providing a copy of your goodwill analysis to the extent you believe it will aid in our understanding of your conclusions.

In responding to this comment from the Staff, we believe it would helpful first to describe the projected increase in income from operations from 2006 to 2007 and beyond for the Logistics segment, and then describe the assumptions used in determining the fair value of the Logistics segment.

1. The increase in income from operations from 2006 to 2007 and beyond.

Income from operations for our Logistics segment is budgeted to increase in 2007 to $[redacted #1] million from $1.6 million in 2006. Part of this projected increase reflects the absence of approximately $[redacted #2] million of legal charges incurred during 2006 for certain legal proceedings, including the Del Monte arbitration discussed below. We do not believe that legal costs of this magnitude for these or similar items will occur in 2007 or beyond. In addition, during 2006 our trucking operations placed increased emphasis on a number of driver recruitment, retention and training initiatives to improve driver safety and reduce claims costs. Specifically, stricter on-boarding requirements were implemented, and driver pay and safety training were increased, which we believe have facilitated our recruitment and retention of higher quality and safer owner-operator drivers who remain with Pacer for a longer period of time with fewer accidents. We also believe that these initiatives have resulted in lower accident rates, claim costs and legal expense so far in 2007 compared to prior periods.

Securities and Exchange Commission

April 17, 2007

CONFIDENTIAL TREATMENT REQUESTED

BY PACER INTERNATIONAL, INC.

The remaining $[redacted #3] million budgeted increase in income from operations over 2006 is split between the five business units that comprise our Logistics segment. This increase is due primarily to planned growth of owner/operators in our over-the-road trucking operation coupled with the use of newer trucks with better gas mileage, projected increases in transloading business and year-round storage revenue which we are currently experiencing in our warehousing and distribution group, continued expected growth in our international group’s import/export business and foreign aid shipments, and a focus on improving margins in all groups (including initiatives targeted at yield management and reducing general and administrative costs).

Our Logistics segment employment level has been steadily declining as we rationalize the infrastructure to support the segment businesses. Between 2004 and 2005, Logistics segment headcount was reduced by 17 and between 2005 and 2006 by 84. While the costs of these reductions were experienced in 2005 and 2006, the current year 2007 should see the full-year benefits of the 2005 and 2006 reductions.

The transitioning of a truck brokerage customer to another service provider started in 2005 and was completed in 2006. The chart below shows the loss to our revenues from this transition.

	2004	2005	2006
Loads handled	138,663	56,799	67
Revenue earned	$128M	$56M	$88k

While the loss of revenue itself was significant, the gross margin for this traffic was only $[redacted #4] per load, and comprised only a small percentage of the combined gross margin for the overall Logistics segment for the years in question. We performed this business on the chance that we could become a primary carrier for this customer, handling greater volumes at higher rates and increased gross and operating margins. The $[redacted #4] per load had to cover all back-office, selling, general and administrative costs, including billing and collections, accounts payable processing and corporate overhead. Income from operations was not significantly reduced due to this customer’s transitioning to another service provider.

For the foregoing reasons, we believe that our Logistics segment’s 2007 budget is achievable and forms a reasonable basis for continued improved performance in the segment.

2. Assumptions used in determining the fair value of the Logistics segment.

We have engaged American Appraisal Associates, an independent third party valuation expert (www.american-appraisal.com), to assist with the determination of fair value which formed the basis of our goodwill impairment testing, using the average of results from two approaches, the income approach and the market approach, each of which estimates the indicated value of invested capital. The income approach uses a discounted cash flow

Securities and Exchange Commission

April 17, 2007

CONFIDENTIAL TREATMENT REQUESTED

BY PACER INTERNATIONAL, INC.

methodology to arrive at fair value by discounting future net cash flows to their present value at a rate that reflects both the current return requirements of the market and the risks inherent in the Logistics segment. The market approach makes use of market price data of stocks of corporations engaged in the same or similar lines of business as the Logistics segment. Forward multiples of earnings before interest and taxes (“EBIT”) of 12.1x and earnings before interest, taxes, depreciation and amortization (“EBITDA”) of 11.5x were used based on an analysis of peer companies. The multiples selected were the median of our peer group in each case, with the highest peer group EBIT multiple being 17.6x and EBITDA multiple being 16.3x. The lowest peer group EBIT multiple was 9.0x and EBITDA multiple was 7.6x. The current multiples for Pacer International were not used for the Logistics segment because those multiples represent both our Intermodal and Logistics segments on a consolidated basis. Since none of our peers have a wholesale Stacktrain operation similar to that which is included in our Intermodal segment, we believe that the multiples from our peer group more closely reflect the multiples associated with our Logistics segment.

The fair value of invested capital for the Logistics segment from the income approach (discounted cash flow basis) was $[redacted #5] million and from the market approach was $[redacted #6] million. The average of these two approaches is $[redacted #7] million. This average fair value (excluding debt) is increased by a [redacted #8]% transaction/control premium, which we believe is a conservative premium because it is below the average premium (transaction price versus offering price) of 15 recent transactions in the logistics industry reported by American Appraisal Associates. The [redacted #8]% transaction/control premium adds an additional $[redacted #9] million to bring the total fair value of invested capital to $149.5 million ($[redacted #7] million plus $[redacted #9] million). A copy of the report prepared by American Appraisal Associates is being provided to the Staff under separate cover pursuant to Rule 12b-4.

The carrying value of the Logistics segment consists of $3.0 million of net assets (accounts receivable less accounts payable and accrued liabilities), $4.5 million of net property, and $119.3 million of net goodwill for a total of $126.8 million. This carrying value reflects the “asset light” value proposition that we follow at Pacer and that can also be seen in our peer group (e.g., Hub Group net goodwill is approximately 70% to 75% of their estimated carrying value). The carrying value of both the Logistics and Intermodal segments has been adjusted to reflect the cash and income taxes payable positions of the consolidated Pacer entity as these items are controlled at the corporate parent level on a consolidated basis.

The fair value of invested capital ($149.5 million) is then compared to the carrying value of net assets ($126.8 million), including goodwill, to arrive at the $22.7 million excess.

Both methods rely on management’s income statement projections, as converted to cash flows, over a 5-year period. These projections are based on our internal 2007 budget, with revenues increasing thereafter at the Logistics segment’s average annual growth rate

Securities and Exchange Commission

April 17, 2007

CONFIDENTIAL TREATMENT REQUESTED

BY PACER INTERNATIONAL, INC.

between 2002 and 2006, excluding revenues for the truck brokerage customer transitioned out in each year. We believe that it is reasonable to expect that this growth rate will continue in the future. Gross margins are maintained at a level consistent with recent history for the Logistics segment, reflecting both competitive pressures and increases in underlying service provider costs, including fuel costs. Corporate selling, general and administrative expenses are allocated to the Intermodal and Logistics segments based upon the respective percentages of segment net revenues to consolidated net revenues, and these expenses are projected to increase at a rate that approximates the rate of inflation. With the current management efforts at rationalizing back-office functions, including the Logistics segment employment reductions over the last few years, we believe back-office costs should increase at an even lower rate in the future.

We believe that our 2007 budget and future projections are reasonable and that our valuation of the Logistics segment, as confirmed by American Appraisal Associates’ analysis, supports our conclusion that the fair value of our Logistics segment exceeded the carrying value (including goodwill) of that segment by approximately $23 million.

Note 6. Commitments and Contingencies, page F-22

2.	We note that during 2006, your subsidiary, Pacer Global Logistics, Inc. (“PGL”), served a notice of dispute on Del Monte regarding PGL’s claims for payment from Del Monte of up to $15.7 million in transportation costs incurred by PGL to provide truckload service for Del Monte. We also note that i) Del Monte contends that it is only obligated to pay PGL $48,000 for the services which PGL rendered and ii) that the disputed amount is currently in arbitration. You state further that while you believe PGL has presented valid and meritorious arguments for all monies claimed to be due from Del Monte, you cannot provide any assessment of the probable outcome of the arbitration at this time. Given the aforementioned facts, please tell us whether or not the $15.7 million which you believe is owed to PGL by Del Monte is included in your company’s accounts receivable balance at December 29, 2006. If so, please tell us in detail why you did not believe it was necessary to reserve the entire Del Monte receivable balance at December 29, 2006.

The Company’s accounts receivable balance at December 29, 2006, included approximately $15.7 million due from Del Monte, offset by a reserve of approximately $3.0 million for potential savings credit in Del Monte’s favor under the March 4, 2005, Logistics Services Agreement (the “Agreement”). Del Monte’s entitlement to the savings credit under the Agreement depended on the ultimate resolution of the dispute that Del Monte asserted against the account receivable balance.

Under the Agreement,

Securities and Exchange Commission

April 17, 2007

CONFIDENTIAL TREATMENT REQUESTED

BY PACER INTERNATIONAL, INC.

PGL agreed to arrange transportation for Del Monte’s shipments at “benchmark rates” set forth in the Agreement that were conditioned on Del Monte’s providing regular volume forecasts and other factors. Under the Agreement, PGL billed Del Monte at the benchmark rates on an as-completed basis for shipments that had been delivered. In addition, PGL billed Del Monte for those transportation costs charged by and paid to underlying carriers that exceeded the benchmark rates based on a number of provisions in the Agreement and also relied on specific language in the Agreement that conditioned the benchmark rates on the receipt of the required forecasts from Del Monte and which PGL alleged that Del Monte did not provide.

Del Monte disputed both the amount of the charges billed and its liability for the same under the Agreement. In February 2006, PGL invoked the Agreement’s formal dispute resolution procedures in the hopes of either reaching a settled agreement with Del Monte or eventually obtaining a binding arbitration decision that PGL was entitled to receive payment of the actual charges billed (as well as other relief not relevant to this response). The dispute resolution procedures required the parties to hold formal discussions over a defined period of time to resolve the dispute, failing which either party could then refer the dispute to a single arbitrator selected by the American Arbitration Association (“AAA”). Del Monte responded by immediately filing an arbitration demand with the AAA alleging PGL’s breach of contract and seeking $40 million in damages, without providing any basis for such claims and damages. An evidentiary hearing was held before the arbitrator in early December 2006. Just prior to the hearing, Del Monte reduced its damages claim against PGL from the original $40 million to $11.4 million, and then completely dropped its damages claims against PGL at the conclusion of the hearing. As a result, the only issue remaining relevant to this response was Del Monte’s liability to PGL for the excess transportation costs incurred by PGL. Upon completion of the evidentiary hearing, the arbitrator requested post-hearing briefs by the end of January 2007 and a final hearing for closing arguments in February 2007.

Securities and Exchange Commission

April 17, 2007

CONFIDENTIAL TREATMENT REQUESTED

BY PACER INTERNATIONAL, INC.

At December 29, 2006, which was after the evidentiary hearing but before final briefing and closing argument, and after consultation with outside and internal legal counsel, we evaluated Del Monte’s various claims against the account receivable as a loss contingency under Financial Accounting Standard No. 5 (“FAS 5”). We concluded at that time that an unfavorable outcome was neither remote nor probable, but reasonably possible, and thus we could not assess the probability of the outcome of the arbitration. We also determined that we could not reasonably estimate the amount of a potential loss to the Company in the event of an unfavorable outcome. Therefore we concluded that it was necessary to provide complete footnote disclosure of the loss contingency, including the range of possible outcomes (i.e., from as little as the $48,000 conceded by Del Monte to as much as the $15.7 million balance due to PGL, before the $3.0 million of potential savings credit that had been reserved by PGL).

We believe that our treatment at December 29, 2006, of the Del Monte account receivable, including the evaluation of the loss contingency under FAS 5, was appropriate. We note for the Staff that on March 27, 2007, the arbitrator issued a final, non-appealable decision in PGL’s favor that found Del Monte liable to pay PGL the full $15.7 million (the precise amount found by the arbitrator is $15,893,948), less $3,062,472 in savings credits, for a net balance due to PGL of $12,831,476 (plus interest of $1,626,418, for a total award of $14,457,894 due and payable to PGL within 30 days).

In connection with responding to the Staff’s comments, we acknowledge the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•

the Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 17, 2007

CONFIDENTIAL TREATMENT REQUESTED

BY PACER INTERNATIONAL, INC.

On behalf of Pacer International, Inc., I thank you for your consideration of our response. Please do not hesitate to contact the undersigned at (925) 887-1577, or Michael F. Killea, the Company’s General Counsel at (904) 485-1004, with any questions or comments regarding any of the foregoing.

Sincerely,

/s/ Lawrence C. Yarberry
Lawrence C. Yarberry
Executive Vice President and Chief Financial Officer

cc:	Michael E. Uremovich

Chairman, Pacer International, Inc.

Michael F. Killea, Esq.

General Counsel, Pacer International, Inc.

Ian Fleming

PricewaterhouseCoopers LLP